August 6, 2019

Brian P. McKeon
Executive Vice President, Chief Financial Officer and Treasurer
IDEXX Laboratories, Inc.
One IDEXX Drive
Westbrook Maine 04092

       Re: IDEXX Laboratories, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 15, 2019
           File No. 000-19271

Dear Mr. McKeon:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Healthcare
& Insurance